Exhibit 99.1

TRYHARD HOLDINGS LIMITED REGAINS COMPLIANCE WITH NASDAQ MINIMUM BID PRICE REQUIREMENT

OSAKA, Japan – August 31, 2026 (GLOBE NEWSWIRE) – TryHard Holdings Limited (“TryHard” or the “Company”) (Nasdaq: THH), a lifestyle entertainment platform in Japan, today announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated August 28, 2026, notifying the Company has regained compliance with Nasdaq’s minimum bid price requirement under Listing Rule 5550(a)(2).

Previously on March 11, 2026, the Company was notified by Nasdaq that its Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by Nasdaq Listing Rules 5550(a)(2). On July 6, 2026, the shareholders and Board of Directors of the Company approved the 10-for-1 reverse stock split of the Company’s ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change. The reverse stock split was subsequently approved by Nasdaq to take effect on August 10, 2026, on Nasdaq Capital Market.

On August 28, 2026, Nasdaq determined that for the 10 consecutive business days, from August 14, 2026 to August 27, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, Nasdaq has confirmed that TryHard has regained compliance with Listing Rule 5550(a)(2), and that the matter is now closed.

Rakuyo Otsuki, Chief Executive Officer of TryHard, commented, “We are pleased to have received the notification of regaining compliance with Nasdaq’s minimum bid price requirement. Moving forward, TryHard is dedicated to executing its core business objectives, driving operational excellence, and pursuing strategic collaborations to unlock business opportunities that build intrinsic value and ultimately reflect in our market valuation.”

About TryHard Holdings Limited

TryHard Holdings Limited is a lifestyle entertainment company in Japan with operations spanning nightclub management, event production and consulting, subleasing and entertainment venue management.

Through its wholly owned subsidiary, TryHard Japan Co., Ltd., the Company plans, produces and operates large-scale music festivals, live entertainment events and cultural programs across Japan. The Company continues to expand its entertainment platform through differentiated content, strategic collaborations and technology-driven audience experiences.

IR Contact:

HBK Strategy Limited

ir@hbkstrategy.com

+852 2156 0223

Disclaimer

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook discussed in this press release, as well as TryHard’s statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. TryHard may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about TryHard’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: TryHard’s goals and strategies; TryHard’s future business development, financial conditions, and results of operations; the expected outlook of the lifestyle entertainment business in Japan; TryHard’s expectations regarding demand for and market acceptance of its entertainment offerings and services; TryHard’s expectations regarding its relationships with its customers and other stakeholders; competition in TryHard’s industry; and relevant government policies and regulations relating to TryHard’s industry, and general economic and business conditions in Japan and assumptions underlying or related to any of the foregoing. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

Investors are advised to refer to the Company’s filings made with the U.S. Securities and Exchange Commission when making investment decisions, which are available for review at www.sec.gov.

This release does not constitute an offer to sell or solicit an offer to buy any securities, nor does it represent a public offering under Financial Instruments and Exchange Act of Japan.